08061368

IMPORTANT DOCUMENTS ENCLOSED

PROCYON
CORPORATION

2008 ANNUAL REPORT

PROCYON

CORPORATION

1300 S. HIGHLAND AVENUE
CLEARWATER, FL 33756-6519
(727) 447-2998
(727) 447-5617 (fax)
(800) 447-0988

OTC BB Symbol: PCYN

September 25, 2008

To Our Shareholders:

This has been a challenging year for Procyon Corporation. We started our fiscal year with two great quarters then experienced the slowdown in the economy impacting our sales for the second half of the year. Our fiscal year ended with a profit, despite increased expenses related to manufacturing costs, advertising & marketing costs and preparing for our first internal control assessment required by SEC rules promulgated under the Sarbanes-Oxley Act ("SOX").

As reported last year, in July of 2007, Amerx Health Care Corporation signed a Government Services Administration contract. Receipt of a Federal Supply Schedule Number from the GSA affords Amerx the opportunity to provide its proprietary line of wound and skin care products to Federal agencies including the Department of Veterans Affairs. Additional resources have been allocated to pursue the VA market. Amerx Health Care recently became the exclusive sponsor of the Department of Veterans Affairs Podiatric Residency Education through PRESENT e-Learning Systems. This sponsorship will provide access for every podiatric resident in the VA Healthcare system to an extensive curriculum of lectures, recent news items and useful practice management information.

Amerx Health Care continues to maintain its #1 ranking in physician recommended wound care treatment products in the Podiatry Management's 25th Annual Survey. Amerigel® was ranked as the #1 topical dressing of choice following matrixectomy procedures for the 5th consecutive year with 45% of the respondants reporting it as their first choice for treatment. Amerigel® was named the treatment of choice by more respondants than all the other name brands that were included in the survey combined, establishing Amerigel® as the new Standard of Care.

Amerigel® Wound Dressing was also ranked as the #1 product recommended for non-graft treatment of wounds and ulcers for the second straight year. Amerigel® continues to outperform numerous prescription and nationally recognized name brand wound care products.

A 50 patient case study using Amerigel® Saturated Gauze Dressing with Bio-engineered Alternative Tissue (BAT) was published in the peer reviewed Foot & Ankle On-line Journal in September of 2008. Results revealed an improvement in incorporation rates, increase in the frequency of wound closure, decreased time to achieve wound closure and a reduction in overall wound care costs. Typical healing time was found to be 17.8 days with a 95% confidence interval of 15.6 days to 20.2 days. This is the second study involving Amerigel® products. Plans are in the works for additional studies that demonstrate the efficacy of the Amerigel® products.

As reported last year, Sirius Medical Supply has received and maintained their Joint Commission accreditation. Accreditation was required to participate in the CMS competitive bidding process for the first ten Metropolitan Statistical Areas (MSA's) of approximately 80 MSA's designated by CMS for supply of durable medical equipment to Medicare recipients. Congress has delayed the competitive bidding implementation until January 2010, as they seek to review and refine the competitive bidding process.

Procyon Corporation has undertaken the comprehensive task of meeting the Securities and Exchange Commission regulations implementing SOX Section 404 requirements this fiscal year, requiring management to assess our internal controls over financial reporting. The SOX 404 assessment required extensive use of consultants and resulted in a substantial amount of time and resources to complete. While the process is time consuming, challenging and costly, we see the value of SOX 404 compliance and are committed to correcting any deficiencies found.

Procyon Corporation ended the year by reporting its nineteenth consecutive profitable quarter and fourth consecutive profitable year. Revenue was stable at $2.6 million in sales. Net profit increased by 59% including utilization of our deferred income tax benefit and total assets increased by 41% during the 2008 fiscal year. Earnings per share climbed to $.10 at the end of fiscal 2008.

While this has been a challenging year for us due to the state of the economy and increased costs in manufacturing and marketing, we continue to believe in the potential of Procyon Corporation and the impact our cost-effective and efficacious products can have on the future of the wound care market. We are committed to making every effort to achieve increased market share and profitability as the markets we target continue to grow. The officers and management of Procyon thank you for your investment and your interest in sharing our vision for the future.

Best Regards,

Regina W. Anderson

Regina Anderson
President & CEO

1150 Cleveland Street, Suite 410
Clearwater, Florida 33755
727-447-2998
727-447-5617 (fax)
800-447-0988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 0-17449

PROCYON CORPORATION
(Exact name of registrant as specified in its charter)

Colorado	59-3280822
(State of incorporation)	(I.R.S. Employer ID No.)

1300 South Highland Avenue, Clearwater, Florida 33756
(Address of principal executive offices)(Zip Code)
Issuer's telephone number, including area code: (727) 447-2998

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] Yes [ ] No

Indicate by checkmark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer,""accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer (Do not check if a smaller reporting company)	[X] Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes[ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter:

The aggregate market value of the 3,726,188 shares of Common Stock held by non-affiliates was $1,490,475 on September 2, 2008 based on the average bid and asked price of $.40 on such date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

As of September 2, 2008, there were 8,055,388 shares of the issuers Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
None.

Transitional Small Business Disclosure Format: Yes [ ] No [X]

INDEX

PART I

ITEM 1. BUSINESS

History and Organization

Procyon Corporation (the "Company" or "Procyon"), a Colorado corporation, was incorporated on March 19, 1987 and was deemed a development stage company until May 1996, when we acquired Amerx Health Care Corp. ("Amerx"), a corporation based in Clearwater, Florida, which was wholly owned by John C. Anderson, our deceased Chief Executive Officer. Amerx develops and markets proprietary medical products used in the treatment of pressure ulcers, dermatitis, inflammation and other skin problems. We formed Sirius Medical Supply, Inc. ("Sirius"), a Florida corporation, in 2000, to operate as a full service mail order medical supply company selling primarily to Medicare customers. Amerx and Sirius are wholly owned subsidiaries of Procyon. Historically, Amerx's products are sold through distributors to healthcare institutions, such as physicians, nursing homes and home health care agencies and to retailers, including national and regional chain stores and pharmacies; while Sirius' products are sold directly to Medicare and Medicaid patients.

Products

Amerx Health Care Corp.

Amerx sells various skin and wound care products , such as the AmeriGel® Hydrogel Wound Dressing, Amerigel® Hydrogel Saturated Gauze Dressing, AmeriGel® Premium Care Lotion, AmeriGel® Preventive Barrier Lotion, AmeriGel® Saline Wound Wash, and Amerigel® Post Op Surgical Kit. The AmeriGel® Hydrogel Wound Dressing and Amerigel® Hydrogel Saturated Gauze Dressing are formulated to be used as a wound dressing to manage stages I-IV pressure ulcers, stasis ulcers, diabetic skin ulcers, post surgical incisions, cuts, abrasions, first and second degree burns, and skin irritations. The AmeriGel® Premium Care Lotion is a therapeutic skin conditioner containing emollients, which restore moisture to fragile skin, protect the skin against tears and chafing and assist in prevention of chronic pressure ulcers. The AmeriGel® Barrier Lotion provides barrier protection to shield the skin from excess moisture and reduce the harmful effects to the skin from urine and feces in incontinent patients. The AmeriGel® Saline Wound Wash is a non-sterile wound cleanser that contains saline and Oakin. The industry standard for wound cleansing is saline, since tap water contains chemicals and additives that can potentially be harmful to a chronic wound.

Amerx holds two Medicare reimbursement codes covering both of our wound care products. The first reimbursement code relates to the Amerigel® Hydrogel Wound Dressing, reimbursed at 3 ounces per month. The second reimbursement code is for the Amerigel® Hydrogel Saturated Gauze Dressing and is reimbursed on a per pad or per use basis. We believe that these reimbursement codes are beneficial to Amerx's business, allowing customers with Medicare coverage to seek reimbursement for use of the product.

Amerx spent approximately $4,000 towards research and development efforts over the past fiscal year. These efforts were directed towards additional studies aimed at expanding existing markets.

Each Amerx product is based on proprietary formulations, which we protect as trade secret information. Each product is also registered with the Food and Drug Administration and receives a National Drug Code.

Amerx's slowed increase in sales during fiscal 2008 was primarily due to the decrease in the general U.S. economy during the last two quarters of the fiscal year. This year, Amerx made continued progress in sales distributed across its entire product line with continued marketing focus on secondary items. The Amerigel® product line continues to gain acceptance within the health care community. Amerx's website, which can be viewed at www.amerigel.com, provides general information about Amerx's products and is equipped to handle direct sales to the public and medical professionals.

Sirius Medical Supply

Sirius' product offering is directed to the diabetic community and consists primarily of diabetic supplies, glucose monitors, heating pads, lancets, test strips, syringes and wound care products. Sirius expects to continue to sell products in the Medicare arena. Sirius continues to sustain its customer base with advertisements and referrals and continually tests new methods for reaching new customers. Sirius has a website (www.siriusmedical.com) to serve new and existing customers. Sirius has not spent any funds on research and development over the past three fiscal years.

Market for Products

The institutional market for Amerx's skin and wound care treatment products is primarily comprised of hospitals, nursing homes, home health care agencies and other health care institutions. We believe that AmeriGel®products represent a cost effective, efficacious treatment and prevention program for chronic pressure ulcers and other skin problems, which are treated in health care institutions. We are continuing to penetrate the health care market, including sales to government agencies.

The retail market for Amerx's skin care and wound care products is comprised mainly of national and regional chain stores as well as independent retail pharmacies that sell such products to individuals. Amerx saw a 2% increase in the retail market in fiscal 2008, due to national distributors increasing sales of multiple products in our Amerx line.

The market for Sirius's products is primarily comprised of diabetic patients who receive benefits from Medicare or Medicaid, or from their insurance companies. Sirius attracts these customers through advertising, direct marketing and referrals.

Distribution and Sales

Amerx's traditional method of distribution has been through retail and institutional distributors. We expect to continue increasing our distributor base, particularly with distributors capable of introducing Amerx's products in new medical specialty markets, in new geographical areas and to new retail chains. Distributors typically purchase products from Amerx on standard credit terms. Amerx supports its distributors through product literature, advertising and participation at industry trade shows. All existing distributors sell Amerx products on a non-exclusive basis.

We periodically receive inquiries about foreign market distribution for the AmeriGel® product line . These inquiries have been generated by our advertising, market presence and web sites (www.amerxhc.com and www.amerigel.com). We respond to and pursue all such inquiries, while complying with applicable international regulatory guidelines.

Sirius distributes its products directly to consumers by mail order. We have attracted and retained customers through our marketing efforts, which include participating in trade shows, physician education, and customer referral. Sirius developed a website in 2006, complete with an online shopping cart to help develop other channels of product sales. We believe Sirius has substantial potential for increased sales as the diabetic market contains over 23 million diabetics in the United States and will grow expotentially according to the American Diabetes Association.

In fiscal 2008, Amerx generated gross revenues of approximately $2,255,000 and Sirius, $308,000, which constituted 88% and 12%, respectively, of our total gross revenues.

Significant Customers

During the year ended June 30, 2008, sales from one customer accounted for approximately 11% of Amerx's sales. The Company has been able to maintain relationships with its distributors and has been able to establish relationships with new distributors each year. Sirius has no significant single customers as it sells only to end users.

Manufacturing

During fiscal 2008, manufacturing of most of Amerx's products was completed by a non-affiliated manufacturing facility. This company also performed research and development in the past, and we expect that it will perform research and development activities for Amerx in the future, as needed. Amerx does not have a written contract with this manufacturer and there are no minimum purchase requirements. In fiscal 2008, Amerx used a second facility based in Dallas, TX, to manufacture the AmeriGel® Saline Wound Wash. If circumstances deemed necessary, this manufacturer could aid in manufacturing other AmeriGel® products. Amerx believes there are other companies that could manufacture Amerx's products according to its specifications, if necessary. The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a non-affiliated pharmaceutical manufacturer. The sudden loss or failure of our primary manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therefore, could materially and adversely affect the Company's operations. However, we have maintained a long-term relationship with this manufacturer and do not expect any interruption in its production of wound care products in the near term. In addition, the current and projected use of the second manufacturer would help alleviate most short term delays.

Amerx's manufacturing and packaging activities are performed pursuant to current good manufacturing practices ("CGMP") as defined under the United States Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), and the regulations promulgated under the FFDC Act. All manufacturing activities are required to comply with the product specifications, supplies and test methods developed by Amerx specifically for its products, as well as the CGMP.

A single manufacturer furnishes one proprietary ingredient contained in all of Amerx's products. Amerx does not have a written contract with this supplier and management believes that, if necessary, an alternative supplier could be secured within a reasonable period of time. The manufacturer generally provides other raw materials and ingredients and we believe there are numerous other sources for these materials and ingredients. However, there can be no assurance that Amerx would be able to timely secure an alternative supplier and the failure to replace this supplier in a timely manner could materially harm Amerx's operations. We believe that we have a good working relationship with this supplier and do not anticipate any disruption of supplies.

During the year, Sirius purchased approximately 86% and 12% of its diabetic supplies from two non-affiliated suppliers. Sirius does not anticipate supply from these vendors will be lost in the near future. Sirius has a good long term working relationship with these vendors. In the event of loss of these suppliers, Sirius could still purchase such products from other suppliers in the industry.

Proprietary Rights

In January 1999, the United States Patent and Trademark Office registered the Company's AmeriGel®trademark. Amerx also holds a registered Trademark for the principal proprietary ingredient used in all of its currently available products, Oakin®. Amerx relies on a combination of trademark and trade secret protection and confidentiality agreements to establish and protect its proprietary rights.

Competition

The market for skin and wound care treatment products in which Amerx operates is highly competitive. Competition is based on product efficacy, brand recognition, loyalty, quality, price and availability of shelf space in the retail market. Amerx competes against several large well-capitalized companies offering a broad range of skin treatment products as well as numerous small competitors having a limited number of products. Amerx has established its products efficacy and value within specialized professional markets and will continue to expand this marketplace.

The market for diabetic supplies is also highly competitive. Sirius competes with many large and small companies for market share. Sirius can compete on the same level with these larger companies as to product offerings. However, until Sirius' customer base grows, larger companies will benefit from volume discounts on purchases from suppliers that Sirius does not yet receive. We believe Sirius' success will hinge on customer service rather than product margin.

Order Placement and Backlog

During fiscal 2008, the Company experienced temporary backlogs from time to time in supplying the newest product in the AmeriGel® product line, however, this situation improved over the same issue the previous year. There was no material backlog in orders placed in the past two fiscal years. Orders are only shipped when they are 100% complete.

Governmental Approvals and Regulations

The production and marketing of our products are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States. Amerx's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The FFDC Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Amerx's products. The FDA regulates the contents, labeling and advertising of Amerx's products. Amerx may be required to obtain FDA approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product. After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the Current Good Manufacturing Practices (CGMP) regulations.

Sirius' advertising and sales practices are subject to regulation by the FTC, Medicare, and state Medicaid agencies. FDA approvals for its products are obtained by the respective manufacturer. Medicare and Medicaid regulate advertising, sales pricing, and the guidelines under which Sirius operates.

We believe that we and our subsidiaries are in compliance with all applicable laws and regulations relating to our and their operations in all material respects. Compliance with the various provisions of national, state and local laws and regulations has had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity and competitive position of the Company. We have incurred and will continue to incur extra cost in order to remain compliant with the latest regulations promulgated by the SEC, including those regulations promulgated under the Sarbanes Oxley Act of 2002.

Employees

As of September 1, 2008, the Company and its subsidiaries employ a total of 13 full time employees and 1 part time employee, consisting of 3 management employees, 5 sales-related employees and 6 administrative employees. One employee works under Procyon, ten employees work under the Amerx subsidiary, and three employees under Sirius.

ITEM 2. PROPERTIES

We currently maintain our offices, and those of Amerx and Sirius, at 1300 South Highland Ave, Clearwater, Florida 33756. Our offices consist of approximately 3,800 square feet of space. We believe the facility is adequate for our current needs. The Company leased this building until July 2006, when it purchased the building from the lessor for $550,000. In addition, at the same time, we closed on a loan provided by Bank of America, N.A. in the amount of $508,000, evidenced by a promissory note. Further, the purchase and loan were secured by a mortgage, also dated July 21, 2006, between the Company and Bank of America. Our Chief Executive Officer personally guaranteed the loan.

ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are not a party to any pending material legal proceedings nor is our property the subject of a pending legal proceeding.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Since October 1996, the Company's Common Stock has been traded on the OTC Bulletin Board, an electronic quotation system used by members of the Financial Industry Regulatory Authority ("FINRA"). The following table sets forth for each period indicated the high and low closing bid prices for the Common Stock, as reported by National Quotation Bureau, LLC. Bid quotations reflect inter-dealer quotations, without retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

Fiscal 2007	HIGH	LOW
First Quarter	$ .40	$ .25
Second Quarter	$ .34	$ .25
Third Quarter	$ .32	$ .25
Fourth Quarter	$ .55	$ .30

Fiscal 2008				
First Quarter	$	.70	$	.34
Second Quarter	$	.50	$	.35
Third Quarter	$	.51	$	.40
Fourth Quarter	$	.55	$	.36

As of August 29, 2008, there were approximately 131 record holders of the Company's Common Stock. On September 2, 2008, the closing bid price of the Company's common stock was $.40 and the closing ask price was $.40. On August 28, 2008, the last date on which a sale occurred, the last reported sale price was $.40.

Holders of Common Stock are entitled to receive such dividends if declared by the Company's Board of Directors. We have not declared any dividends on our Common Stock and have no current plans to declare a dividend in the immediate future.

Holders of the Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") are entitled to receive, if declared by the Board of Directors, quarterly dividends at an annual rate of $.10 per share. Dividends accrue without interest, from the date of issuance, and are payable in arrears in cash or common stock, when and if declared by the Board of Directors. No dividends had been declared or paid at June 30, 2008, and dividends, if ever declared, in arrears at such date total $221,461.

Holders of the Preferred Stock have the right to convert their shares of Preferred Stock into an equal number of shares of Common Stock of the Company. In addition, every holder of preferred stock is entitled to that number of votes equal to the number of shares of common stock into which the preferred stock is convertible. Such preferred shares will automatically convert into one share of Common Stock at the close of a public offering of Common Stock by the Company provided the Company receives gross proceeds of at least $1,000,000, and the initial offering price of the Common Stock sold in such offering is equal to or in excess of $1 per share. During fiscal 2008, holders of 4,800 shares of Preferred Stock voluntarily converted their Preferred shares into 4,800 shares of Common Stock.

As reflected in the price quotations above, there have been significant price fluctuations in the Company's Common Stock. Factors that may have caused or can cause market prices to fluctuate include the number of shares available in the public float, any purchase or sale of a significant number of shares during a relatively short time period, quarterly fluctuations in results of operations, issuance of additional securities, entrance of such securities into the public float, market conditions specific to the Company's industry and market conditions in general, and the willingness of broker-dealers to effect transactions in low priced securities. In addition, the stock market in general has experienced significant price and volume fluctuations in recent years. These fluctuations, which may be unrelated to a Company's operating performance, have had a substantial effect on the market price for many small capitalization companies such as the Company. Factors such as those cited above, as well as other factors that may be unrelated to the operating performance of the Company, may significantly affect the price of the Common Stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This Report on Form 10-K, including Management's Discussion and Analysis or Plan of Operation, contains forward-looking statements. When used in this report, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "hope", "believe" and similar expressions, variations of these words or the negative of those words, and, any statement regarding possible or assumed future results of operations of the Company's and its subsidiaries' business, the markets for its products, anticipated expenditures, regulatory developments or competition, or other statements regarding matters that are not historical facts, are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends including, without limitation, business conditions in the skin and wound care market and the general economy, competitive factors, changes in product mix, production delays, manufacturing capabilities, new and unanticipated governmental regulations and other risks or uncertainties detailed in other of the Company's Securities and Exchange Commission filings. Such statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual plan of operations, business strategy, operating results and financial position could differ materially from those expressed in, or implied by, such forward-looking statements.

Our business in general is subject to certain risks including but not limited to the following:

- we may not be able to produce or obtain, or may have to obtain at excessive prices, the raw materials and finished goods we need;
- we may not be able to use any tax loss carryforwards before they expire;
- the vendors on whom we rely for manufacturing certain products may go out of business, fail to meet demand or provide shipments on an untimely basis;
- competitive pressures may require us to lower our prices on certain products, thereby adversely affecting operational results;
- we may not be able to obtain, or obtain at uneconomic expense and protracted time, the regulatory approval of new products;
- consumers or distributors may not favorably receive our new or existing products; we may not be able to obtain adequate financing to fund our operations or expansion;
- a relatively small group of products may represent a significant portion of our net revenues or net earnings from time to time; if the volume or pricing of any of these

products declines, it could have a material adverse effect on our business, financial position and results of operations;

- we could experience significantly reduced revenues and profits if Medicare or other government programs change, delay or deny reimbursement claims;
- the loss of senior management or other key personnel, or our inability to attract and retain additional senior management or other key personnel, could adversely affect our ability to execute our business plan;
- we could become subject to new unanticipated governmental regulations or fail to comply with regulations applicable to our products, which could materially and adversely affect our business, financial position and results of operations; and
- legislative or regulatory programs that may influence prices of prescription drugs could have a material adverse effect on our business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with standards of the Public Company Accounting Oversight Board (United States), which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those significant accounting policies can be found in the Notes to the Consolidated Financial Statements included in this annual report. The estimates used by management are based upon our historical experiences combined with management's understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and the results of its operations and require significant or complex judgments on the part of management. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements.

Accounts receivable allowance

Accounts receivable allowance reflects a reserve that reduces our customer accounts and receivable to the net amount estimated to be collectible. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Estimating the credit worthiness of customers and the recoverability of customer accounts requires us to exercise considerable judgment. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. We base our estimates on our historical collection experience, current trends, credit policy and on the analysis of accounts by aging category. At June 30, 2008, our allowance for doubtful accounts totaled $2,500.

Advertising and Marketing

The Company uses several forms of advertising, including sponsorships to agencies who represent the professionals in their respective fields. The Company expenses these sponsorships over the term of the advertising arrangements, on a straight line basis. Other forms of advertising used by the Company include professional journal advertisements and mailing campaigns. These forms of advertising are expensed when incurred.

Income Tax

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company adopted Financial Standards Board Interpretation No. 48, Accounting for Income Taxes ("FIN 48"), an interpretation of SFAS 109, on January 1, 2007.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition, corrected copy." which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and, (4) collectibility is reasonably assured. We recognize revenue related to product sales upon the shipment of such orders to customers, provided that the risk of loss has passed to the customer and we have received and verified any written documentation required to bill Medicare, other third-party payers and customers. We record revenue at the amounts expected to be collected from Medicare, other third-party payers and directly from customers. We delay recognizing revenue for shipments where the Company has not received the required documentation, until the period when such documentation is received.

Medicare reimbursements are based upon government-established reimbursement prices. The reimbursements that Medicare pays us is subject to review by government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices and we bill the remaining balance to either third-party payers, such as insurance companies, or directly to the customers.

Stock Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) ("SFAS 123R"), "Share-Based Payment". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based upon their fair values and rescinds the acceptance of pro forma disclosure. SFAS

123R permits two methods of adoption, a "modified prospective" method and a "modified retrospective" method. Under the modified prospective method, stock-based compensation cost is recognized, beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after the effective date and for all awards granted prior to the effective date that remain unvested on the effective date. The modified retrospective method includes the requirements of the modified prospective method and also permits restatement of prior periods based on amounts previously reported in pro forma disclosures pursuant to SFAS 123 for either all periods presented or for only prior interim periods of the year of adoption. We adopted the modified prospective method prescribed in SFAS 123R, effective January 1, 2006.

General

Our continuing operations and revenues consist of the operations of and revenues generated by Amerx and Sirius, our two wholly-owned subsidiaries. Amerx's wound care and skin care products, marketed under the trademark AmeriGel®, are formulated to enhance the quality of skin and wound care and to lower the treatment cost for those who suffer from various skin conditions and wounds. Sirius markets and distributes diabetic supplies via mail order primarily to Medicare patients.

Amerx markets AmeriGel® products to institutional customers such as nursing homes, hospitals and home health agencies and to retail customers. Institutional sales are made either directly to the end user or through medical supply distributors or physicians. Many institutional customers will not purchase directly from the manufacturer; they will purchase products only through a national distributor who warehouses the products and supplies the products directly to the customer. Accordingly, Amerx must supply its distributors with adequate inventory in order to successfully compete with other manufacturers.

Amerx reaches the retail consumer primarily through distributors, but in some cases, through sales to retail store chains. Amerx's skin care products are distributed to institutions and to retail stores through national, regional and local distributors.

Recent Developments

On July 3, 2007, Sirius achieved accreditation with the Joint Commission. The Joint Commission evaluates and accredits nearly 15,000 health care organizations and programs in the United States. An independent, not-for-profit organization, the Joint Commission is the nation's predominant standards-setting and accrediting body in health care. Since 1951, the Joint Commission has maintained state-of-the-art standards that focus on improving the quality and safety of care provided by health care organizations. The Joint Commission's comprehensive accreditation process evaluates an organizations compliance with these standards and other accreditation requirements. Joint Commission accreditation is recognized nationwide as a symbol of quality that reflects an organization's commitment to meeting certain performance standards. To earn and maintain the Joint Commission Gold Seal of Approval ™, an organization must undergo an on-site survey by a Joint

Commission survey team at least every three years.

With accreditation in place, Sirius submitted bids for ten competitive bidding areas (CBA's) in the first round of the new CMS Medicare Competitive bidding system. The new system is being implemented in an initial ten region test. The test areas being used are Miami, FL, Orlando, FL, Dallas, TX, Kansas City, MO, San Juan, PR, Cleveland, OH, Cincinnati, OH, Pittsburgh, PA, San Bernardino, CA, and Charlotte, NC. Sirius did not win a bid in these areas, however, in July 2008, CMS placed the Competitive Bidding system on hold for a minimum of 18 months.

On July 15, 2007, Amerx received a Government Services Administration(GSA) contract number. This number will permit Amerx to sell its products to government institutions including, but not limited to, the Veterans Administration Hospitals, Department of Defense, Coast Guard, Indian Health Services and Prison Systems.

Future Developments

Amerx expects to further penetrate the physician market through its participation in industry trade shows, advertisements in trade journals, development of additional distributor relationships, opening new geographical territories (including foreign markets), and coordinating with physicians and educational institutions to provide training to wound care professionals. Amerx management seeks to develop additional products for the physician market as new product needs become known through its association with health care professionals.

Amerx intends to pursue potential product developments in other medical specialties and other wound care applications. Preliminary investigations of these markets are ongoing.

Sirius intends to expand its customer base through the use of advertising, direct physician contact, referrals and possible acquisition of similar business entities. We believe that product lines will increase as customer needs dictate and economics allow.

Results of Operations

Comparison of Fiscal 2008 and 2007.

Net sales during fiscal 2008 were approximately $2,563,000 as compared to approximately $2,537,000 in fiscal 2007, an increase of approximately $26,000, or 1%. Sirius' net sales increased 5%, while Amerx increased sales by 0.5%, respectively, over the previous year. Sirius sales are less impacted by economic forces secondary to reimbursement. Amerx sales are impacted by general economic conditions impacting the health care market. Increases were seen in quarterly sales for six of the past eight quarters when compared to th same quarter of the previous year until the second half of fiscal 2008. Deteriorating economic conditions, as seen in the general economy, appear to have had a negative impact on Amerx sales the last two quarters of fiscal 2008, resulting in flat overall sales for the year. This, coupled with increased cost for manufacturing materials, finished products and freight negatively impacted our net sales and income from continuing operations. Amerx hopes to capture more of the physician market in fiscal 2009, as well as increase the penetration of new markets, such as government contracts. Sirius' customer base is expanding with marketing efforts and product line expansion.

Cost of sales increased to approximately $630,000 in fiscal 2008, as compared to approximately $600,000 in fiscal 2007, or approximately 5%. Cost of sales in fiscal 2008, as a percentage of net sales, increased by approximately 1% over the previous year. Sirius has realized the benefit of some volume discounts in its purchases from vendors in fiscal 2007 and 2008, and hopes to lower its costs by continuing that trend in 2009. Amerx's costs have remained relatively consistent over the past year with only a slight increase in some of its ingredient and packaging costs.

Gross profit decreased to approximately $1,932,000 during fiscal 2008, as compared to approximately $1,936,000 during fiscal 2007; a decrease of about $4,000, or 1%. As a percentage of net sales, gross profit was 75% in fiscal 2008, as compared to 76% in fiscal 2007.

Operating expenses during fiscal 2008 were approximately $1,792,000, consisting of approximately $951,000 in salaries and benefits and $841,000 in selling, general and administrative expenses. This represents an increase in expenses of approximately $99,000 in fiscal 2008, as compared to expenses in fiscal 2007. Operating expenses in fiscal 2007 consisted of $842,000 in salaries and benefits and $851,000 in selling, general and administrative expenses. Selling, general and administrative expenses decreased slightly. Decreases were seen in consulting fees, and software. As a percentage of net sales, operating expenses during fiscal 2008 increased to 70%, as compared to 66% during fiscal 2007; as net sales increased $26,000 for the year on a $99,000 increase in expenses.

Income from operations decreased to approximately $140,000 in 2008, as compared to approximately $244,000 in fiscal 2007. Net income (after dividend requirements for Preferred Shares) was approximately $778,000 during fiscal 2008, compared to a net income of approximately $479,000 during fiscal 2007. The Company also recorded approximately $674,000 of income tax benefit in arriving at net income available to common shares.

As of June 30, 2008, the Company had deferred tax asset of $1,075,222, consisting primarily of the tax benefit of net operating loss carryforward. The decrease in the valuation allowance is due to an increase in expected utilization of net operating loss carryforwards. Management believes it is more likely than not that it will realize the benefit of the NOL carryforward, because of its continuing trend of earnings. Therefore, a valuation allowance is not considered necessary.

Liquidity and Capital Resources

Historically, we have financed our operations through a combination of revenues from operations, shareholder loans, and the public sales of equity. As of June 30, 2008, our principal sources of liquidity included inventories of approximately $184,000, net accounts receivable of approximately $171,000, cash of approximately $279,000, and certificates of deposit of approximately $240,000. We had working capital of approximately $933,000 at June 30, 2008.

Operating activities provided cash of approximately $118,000 during fiscal 2008, and approximately $206,000 during fiscal 2007, consisting primarily of net profit of approximately $793,000 in fiscal 2008 and $498,000 in 2007. Cash used in investing activities during fiscal 2008 and 2007 was approximately $242,000 and $54,000, respectively. This was primarily due to investing in Certificates of Deposit in the amount of $239,698. Cash used by financing activities during fiscal 2008 was approximately $21,000, and $18,000 during fiscal 2007.

During fiscal 2008, holders of 4,800 shares of Preferred Stock converted their shares to Common Stock.

Commitments of Capital Expenditures

At June 30, 2008 the Company had no commitments for capital expenditures.

Off-Balance Sheet Arrangements

During fiscal years 2008 and 2007, we did not have any relationships or arrangements with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements as of June 30, 2008, and 2007 were audited by Ferlita, Walsh & Gonzalez, P.A., the Company's independent auditors, as indicated in their report included appearing at page F-1.

INDEX TO FINANCIAL STATEMENTS

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the date of this report, the Company's disclosure controls and procedures were effective in ensuring that all material information relating to the Company required to be disclosed in this report has been made known to management in a timely manner and ensuring that this information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will, in all instances, prevent all errors and all fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. While our control systems provide a reasonable assurance level, the design of our control systems reflects the fact that there are resource constraints, and the benefits of such controls were considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the financial reports of the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, a control can be circumvented by the individual act of some person, by collusion of two or more persons, or by management's override of a specific control. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(a) *Management's annual report on internal control over financial reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework, Guidance for Smaller Public Companies. Based on our assessment based on those criteria we believe that, as of June 30, 2008, the Company's internal control over financial reporting is not effective to detect the inappropriate application of Generally Accepted Accounting Principles "(GAAP") rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company's management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: 1) inadequate segregation of duties consistent with control objectives; (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of GAAP and SEC disclosure requirements; (3) inadequate internal and external control over the calculation of deferred tax assets and liabilities and requisite knowledge to properly compute the deferred tax assets and liabilities; (4) ineffective controls over period end financial disclosure and reporting processes and (5) insufficient board and audit committee composition to provide oversight of the financial statement process.

Management believes that the material weaknesses set forth above did not have an effect on the Company's financial results reported herein.

The Company is committed to improving our internal control environment and financial organization. As part of this commitment, we will increase our personnel resources and technical accounting expertise within the accounting function through outside assistance from accounting experts and increase our segregation of duties within the company within the limits of our existing personnel. We will also institute policies and procedures to increase our internal controls and quality of financial reporting within our personnel. We will have the board of directors more involved during the year regarding Company operations, annual and quarterly risk assessments, strategic planning, and financial oversight and reporting. We will strengthen the expertise of the board by adding members that have financial and business expertise in our industry. We will add more members to the audit committee and require the audit committee members to understand the Sarbanes-Oxley rules and requirements and take responsibility for implementing stronger internal control policies and procedures.

We will monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(b) *Attestation report of the registered public accounting firm.* Not applicable.

(c) *Changes in internal control.* The Company has retained consultants to assist the company in developing and documenting its internal controls over financial reporting during the last fiscal quarter of the year ending June 30, 2008. As part of that process, we have documented and instituted a number of controls to benefit our financial reporting. However, that process is not complete and has resulted in the above identified material weaknesses. The Company is currently working on remediating those control weaknesses as previously described and will continue to do that during the subsequent fiscal year.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

NAME	Age	Capacities in Which Served	Director Since
Regina W. Anderson	61	Chief Executive Officer, and Chairman of the Board	2005
Chester L. Wallack	67	Director	1995
Fred W. Suggs, Jr.	61	Director	1995
Alan B. Crane	58	Director	1995
Jeffery S. Slowgrove	51	Director	1999
James B. Anderson	38	Chief Financial Officer; President, Sirius Medical Supply, Inc.	2006
Justice W. Anderson	31	Vice President - Sales and Marketing; President, Amerx Health Care Corp.	2006
Michael T. Foley	70	Director	2006

Regina Anderson. Ms. Anderson has served as Chairman of the Board of Directors since September 2005, and as our Chief Executive Officer since November 2005. Ms. Anderson has 27 years experience in the medical field and 21 years of management experience. Ms. Anderson worked at HealthSouth Rehabilitation Hospital for ten years as Outpatient Director, in charge of the main outpatient center plus four satellite offices. As Outpatient Director, she was responsible for budgets involving over thirty thousand outpatient visits per year; marketing of multiple outpatient specialty programs; and staffing with thirty employees reporting directly to her. Prior to her work at HealthSouth, she worked as the lead clinician at Clearwater Rehabilitation Center. Regina was Vice-President of Operations at Stuffit Direct Marketing Company from 1980 through 1989. She was in charge of franchise sales and training; coupon processing/production as well as coordination among thirteen franchise offices. Regina was co-owner and President of Foxy's T-Shirt Shops and Le Shirt Company from 1978-1980. Foxy's had five locations. She worked as a Speech Language Pathologist with Morton Plant Hospital from 1970 through 1976. Regina received her Masters Degree from Kansas State University in 1970.

Chester L. Wallack. Mr. Wallack has served as a director since 1995. He has served as Chief Executive Officer of Felton West, Inc., a real estate development and construction company in Dover, Delaware, since 1990. Mr. Wallack is a retired United States Air Force officer having served as a pilot and in various management capacities. He graduated from the University of Kansas with a B.S. degree in Industrial Management and from Southern Illinois University with an M.B.A. degree in Finance.

Fred W. Suggs, Jr. Mr. Suggs has served on our Board of Directors since 1995. He has been a practicing attorney since 1975. He is a partner in the Greenville, South Carolina office of Ogletree, Deakins, Nash, Smoak & Stewart, specializing in labor and employment law. He has been certified as a specialist in labor and unemployment law by the South Carolina Supreme Court and is a frequent lecturer on labor and employment law issues. Mr. Suggs graduated from Kansas State University with a B.S. degree and he received his J.D. degree from the University of Alabama.

Alan B. Crane. Mr. Crane has served on our board since 1995 and is a partner in Crane Farms, a farming partnership in Larned, Kansas. In 1994, Mr. Crane was appointed by the governor of Kansas to the Kansas Water Authority to oversee project expenditures. He received a B.S. degree from Kansas State University.

Jeffery Slowgrove. Mr Slowgrove has served as a director since 1999. Since 1998, Mr. Slowgrove has been the President of JSS Management Consulting, Inc., a consulting firm in Palm Harbor, Florida, providing funding for start up organizations and advice on the business and management issues facing companies during early rapid growth and expansion phases. He co-founded IMR Global Corp. in 1988 and has served as a director since its inception. From 1988 to 1998, he also served as Treasurer of IMR Global Corp., which is a public company providing applications software-outsourcing solutions for the information technology departments of large businesses. He received a B.B.A. from the University of Michigan.

James B. Anderson. Mr. Anderson has served as our Chief Financial Officer since June 2005. In addition, from September 22, 2005, until that position was filled by Regina Anderson on November 1,2005, Mr. Anderson served as Interim Chief Executive Officer. On June 28, 2005, Mr. Anderson was appointed to serve as the President of Sirius Medical Supply, Inc. Since 1993, Mr. Anderson has been involved with Amerx Health Care Corporation as its Chief Information Officer. In 1996, Mr. Anderson became involved with Procyon Corporation after its merger and has since performed the duties of Vice President of Operations. Prior to Mr. Anderson's work with the Company, he was involved with importing and exporting to Russia and Direct Mail Marketing. He received a B.S. from the University of South Florida. Mr. Anderson is the son of John C. Anderson, our late President, Chief Executive Officer and Chairman of the Board, the son of Regina Anderson, the Company's Chairman of the Board and Chief Executive Officer, and the brother of Justice W. Anderson, our Vice President of Sales & Marketing and the President of Amerx Health Care Corporation. Mr. Anderson is the son-in-law of our deceased former director, Richard T. Thompson.

Justice W. Anderson. Since June 28, 2005, Mr. Anderson has served as our Vice President of Sales and Marketing and the President of Amerx Health Care Corporation. Since January of 2001, Mr. Anderson has been Vice President of Sales for Amerx Health Care Corp. He also serves on the board of the American Academy of Podiatric Practice Management. From August 2000 to January 2001 he served as Senior Sales Representative, and as a sales representative from May 2000 to August 2000. He received a B.A. degree from the University of Florida. Mr. Anderson is the son of John C. Anderson, our late President, Chief Executive Officer and Chairman of the Board, the son of Regina Anderson, the Company's Chairman of the Board and Chief Executive Officer and the brother of James B. Anderson, our Chief Financial Officer and the President of Sirius Medical Supply, Inc.

Michael T. Foley. Mr. Foley is currently a Vice President and Director of Suwannee Lumber Company, manufacturers of various lumber grades, garden mulch and potting soil. From 1997 to 2003, Mr. Foley served as President and CEO of Gypsum Products, Inc. of Largo, FL. From 1972 to 1996 Mr. Foley served in various capacities at Florida Forest Products, Inc. including President, Chairman and CEO. Prior to his association with these building material suppliers, Mr. Foley worked for International Paper in pulp and newsprint sales. Michael received his Bachelor of Business Administration degree from the University of Notre Dame in 1960 and subsequently served on that university's National Alumni Board. He obtained his MBA from the University of Florida in 1965. Mr. Foley has been a member of the Pinellas County Committee of 100 and was appointed by Governor Lawton Chiles to the State of Florida Community Health Purchasing Alliance (CHPA) Board. Mr. Foley is also a retired Captain in the U.S. Naval Reserve.

Compliance with Section 16(a) of the Exchange Act

Under the securities laws of the United States, our directors, executive officers, and any persons holding more than ten percent of our Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission and the Company. Specific due dates for these reports have been established and we are required to disclose any failure to file, or late filing, of such reports. Based solely on our review of the reports and amendments thereto furnished to the Company and written representations that no other reports were required to be filed in fiscal 2008, our officers, directors and beneficial owners of more than ten percent of its Common Stock complied with all Section 16(a) filing requirements.

Committees of the Board

The Board of Directors has delegated certain of its authority to a Compensation Committee. The Compensation Committee is composed of Messrs. Wallack, Suggs and Foley. No member of the Compensation Committee is a former or current officer or employee of the Company.

The primary function of the Compensation Committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of the Company's officers and to administer the Company's Option Plan. The Board of Director's adopted a Compensation Committee Charter during the 2008 fiscal year.

The Company formed an Audit Committee in July 2004, composed solely of Mr. Slowgrove. Richard T. Thompson joined the Audit Committee as its Chairman in March, 2006. Mr. Slowgrove resigned from the Audit Committee effective March 31, 2006. In October 2006, we determined that our remaining Audit Committee member, Mr. Thompson, did not meet the definition of independence for purposes of audit committee service as contained in the applicable rules of The Nasdaq Stock Market, Inc. ("Nasdaq"). In addition, Mr. Thompson had been unable to serve on the Audit Committee because of health-related concerns. On October 19, 2006, Mr. Thompson died. In December 2006, the Board nominated Michael T. Foley as director and Audit Committee member and Chair. The Board believes that Mr. Foley is independent pursuant to Nasdaq rules and also meets the requirements of an audit committee financial expert. In addition, we have determined that Mr. Foley is also independent within the meaning of SEC Rule 10A-3(b)(1). The function of the Audit Committee is to review and approve the scope of audit procedures employed and to review and approve the audit reports rendered by the Company's independent auditors and to approve the audit fees charged by the independent auditors. In addition, pursuant to the Sarbanes-Oxley Act of 2002 and rules promulgated thereunder, the Audit Committee is responsible for, among other things, pre-approving all audit and non-audit services performed by the independent auditors, approving the engagement of the auditors and receiving certain reports from the independent auditors prior to the filing of the audit report. The Audit Committee reports to the Board of Directors with respect to such matters and recommends the selection of independent auditors. The Audit Committee adopted a charter in October 2006.

The Company also formed and ethics committee from the board members. The members include Suggs, Crane and Foley.

The Company does not have a Nominating Committee. However, the entire board of directors, which is comprised of a majority of independent directors, performs the function of a nominating committee. There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

In fiscal 2008, the Board of Directors held five formal meetings. A majority of directors attended each meeting in person or by telephone. The Compensation Committee held one meeting during fiscal 2008. The Audit Committee held two meetings during fiscal 2008.

Code of Ethics for Senior Financial Officers

The Company has adopted a Code of Ethics for Senior Financial Officers. The Code of Ethics applies to all senior financial officers of the Company, including the Chief Executive Officer, the Chief Financial Officer, the Treasurer and any other person performing similar functions. A copy of the Code of Ethics may be obtained, free of charge, by requesting the same from the Company by contacting the Company by telephone, at the telephone number shown on the cover of this report, or by writing to James B. Anderson, Chief Financial Officer, Procyon Corporation, 1300 S. Highland Avenue, Clearwater, Florida 33756.

ITEM 11. EXECUTIVE COMPENSATION.

Summary Compensation Table. The following table sets forth compensation information for the two fiscal years ended June 30, 2008 and 2007 of the Company's Chief Executive Officer and the President of our subsidiary, Amerx Health Care Corp. (the "Named Executive Officers"). Elements of compensation for our Named Executive Officers include salary, discretionary cash bonuses and other prerequisites and benefits. We do not have a pension plan, do not pay non-equity incentive plan based compensation and do not offer nonqualified deferred compensation arrangements. We also did not grant stock awards in fiscal year 2008. As a result, columns related to these items have been omitted from the table below.

Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation($)	Total($)
Regina W. Anderson, President, Chief Executive	2008	$152,165	$2,000	$ -0-	$ 154,165
	2007	$156,317	$ 500	-0-	$ 156,817
Justice W. Anderson, President (Amerx Health Care Corp.)	2008	$ 38,717	$2,000	$105,072(1)	$ 145,789
	2007	$ 36,200	$2,500	$112,437(1)	$ 151,137

(1) Consists solely of commission on sales from Amerx Health Care Corp.

Outstanding Equity Awards at 2008 Fiscal Year End

The following table sets forth information regarding the outstanding equity awards to our Named Executive Officers at June 30, 2008. We have not granted any stock awards to our Named Executive Officers and, accordingly, we had no outstanding stock awards during 2008. Thus, the columns related to stock awards have been omitted from the following table.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Regina W. Anderson, Chief Executive Officer and Chairman of the Board of Directors	-	-	-	-
Justice W. Anderson, President, Amerx Health Care Corp.	50,000 (1)	-	$ .2125	12/2009
	10,000 (1)	-	$ .1594	11/2010

(1) As trustee of the John C. Anderson Trust in accordance with Mr. Anderson's will.

Compensation of Directors

No employee of the Company receives any additional compensation for his services as a director. No non-employee director receives any compensation for his service; however, the Board of Directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the Board of Directors. The Board of Directors may consider alternative director compensation arrangements from time to time.

Stock Option Plan

The Company's 1998 Omnibus Stock Option Plan (the "1998 Plan") is designed as a comprehensive benefit plan that gives the Company the ability to offer a variety of equity based incentives and awards to persons who are key to the Company's growth, development and financial success. The 1998 Plan permits the grant of awards to directors, employees and consultants of the Company and its subsidiaries. The 1998 Plan provides for the grant of incentive stock options

("Incentive Stock Options") within the meaning of the Code, non-qualified stock options, restricted shares, performance units, performance shares, dividend equivalent, share appreciation rights ("SARs") and other forms of awards, including deferrals of earned awards, (collectively, the "Awards"). Employees and non-employees to whom an offer of employment has been extended, directors and consultants of the Company are all eligible participants for all Awards, except that Incentive Stock Options may be granted only to employees.

The 1998 Plan is administered by the Compensation Committee of the Board of Directors, which construes and interprets the 1998 Plan, determines the terms and conditions of the Awards granted under the 1998 Plan, including the individuals who are to granted Awards, the exercise price, if any, the number of shares subject to an Award and the vesting and duration of Awards, subject to any restrictions contained in the 1998 Plan.

The maximum number of shares of Common Stock reserved and available for Awards under the 1998 Plan is 1,000,000 and the Compensation Committee may limit the number of shares that may be awarded in the form of restricted stock Awards.

The exercise price of Incentive Stock Options granted under the 1998 Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant, and must be 110% of fair market value when granted to an employee who owns shares representing more than 10% of the voting power of all classes of stock of the Company. The exercise price of non-qualified stock options granted under the 1998 Plan can not be less than 85% (100% as amended, effective for options granted December 31, 2007) of the fair market value of the Common Stock on the date of grant. The term of all options granted under the 1998 Plan may not exceed ten years, except the term of Incentive Stock Options granted to a 10% or more stockholder, may not exceed five years. The 1998 Plan may be amended or terminated by the Board of Directors, but no such action may impair the rights of a participant under a previously granted option.

The 1998 Plan provides for the award of SARs and Performance Units and Performance Shares. A SAR is an incentive Award that permits the holder to receive (per share covered thereby) the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the fair market value of such share on the date the SAR was granted or at such date as the Compensation Committee designates. The Compensation Committee may grant SARs independently, in addition to, or in tandem (such that the exercise of the SAR or related stock option will result in forfeiture of the right to exercise the related stock option or SAR for an equivalent number of shares) with a stock option Award. A Performance Unit or Performance Share is an incentive Award whereby the Company commits to make a distribution depending on the attainment of a performance objective and condition established by the Committee and the base value of the Performance Unit or Performance Share.

Upon termination of services of a non-employee director or consultant, all options issuable, but not yet granted, to such persons for services rendered shall be granted and all options shall remain exercisable for the original option term. Options granted to an employee are exercisable for specified periods of time ranging from one month to one year following an employee's termination depending on the circumstances of the termination, except that options granted to an employee terminated for cause shall not be exercisable to any extent after termination. An unexercised option is exercisable only to the extent that it was exercisable on the date of termination.

The 1998 Plan provides that, in the event the Company enters into an agreement providing for the merger of the Company into another corporation, an exchange of shares with another corporation, the reorganization of the Company or the sale of substantially all of the Company's assets, unvested stock options become immediately vested and exercisable. Upon the consummation of the merger, exchange, reorganization or sale of assets, the successor corporation must assume all Awards or substitute another Award on substantially identical terms to the outstanding Award. Effective December 31, 2007, the Company enacted certain amendments to the plan to make it compliant with the recent regulations that were issued concerning deferred compensation in Section 409A, IRC. These amendments did not have any material effect on the finacial reporting of the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of September 1, 2008 by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director or director nominee, and (iii) all executive officers and directors as a group. Each person has sole voting and sole investment or dispositive power with respect to the shares shown except as noted. As to the Company's preferred stock, as of September 2, 2008, no officer or director of the company owned any preferred shares. In addition, no individual shareholder beneficially owned more than 5% of the Company's preferred shares.

	Common Shareholdings on September 2, 2008	
Name and Address(5)	Number of Shares	Percent of Class
Regina W. Anderson	72,500	*
Chester L. Wallack (l)	120,000(3)	1.5
Fred W. Suggs (l)	160,000(3)	2.0
Alan B. Crane	80,000(3)	1.0
Jeffery S. Slowgrove	606,200(4)	7.5
James B. Anderson	111,000(7)	1.4
Justice W. Anderson(6)	3,483,500(3)	43.3
Michael T. Foley(1)(2)	140,000(8)	1.7
All directors and officers as a group (eight persons)	4,838,200	59.0%

RMS Limited Partnership, 50 W. Liberty St, Suite 650, Reno, NV 89501	1,600,000	19.9%

*Less than 1%

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Includes 60,000 shares subject to currently exercisable options or options which will become exercisable within 60 days.

(4) Includes 10,000 shares of subject to currently exercisable options or options which will become exercisable within 60 days.

(5) Except as noted above, the address for all persons listed is 1300 S. Highland Ave, Clearwater, Florida 33756

(6) Mr. Anderson beneficially owns 3,350,500 shares of common stock and 60,000 currently exercisable options to purchase shares of common stock as Trustee of the John C. Anderson Trust in accordance with Mr. Anderson's will. He also owns of record 73,000 shares of common stock.

(7) Includes 30,000 shares subject to currently exercisable options and 10,000 shares in joint name with his wife.

(8) Includes 5,000 shares in joint name with his wife.

Equity Compensation Plan Information

The following table contains information regarding Procyon's equity compensation plan as of June 30, 2008. The only equity compensation plan maintained by Procyon is the company's Omnibus Stock Option plan (the "Option Plan"). The Option Plan was approved by the shareholders of Procyon in 1998.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	300,000	$0.20	603,500

Equity compensation plans not approved by security holders	0	0	0
Total	300,000	$0.20	603,500

1. The total number of securities to be issued upon exercise of outstanding options, warrants and rights consists of options for the purchase of Procyon common stock issued pursuant to the Option Plan to employees, officers, directors and consultants. The total number of securities to be issued upon exercise of the options is stated, regardless of whether the options are currently vested.

2. The outstanding options issued under the Option Plan range in exercise price from $0.15 to $0.25 per share.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Other than transactions described below, since July 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

- in which the amount involved exceeds $120,000; and,
- in which any director, nominee for director, executive officer, shareholder which beneficially owns five percent or more of our common stock or any member of their immediate family members, had or will have a direct or indirect material interest.

Messrs. Wallack, Suggs and Crane, have purchased a total of 196,000 shares of Preferred Stock at a price of $1 per share. Such purchases were made on terms and conditions, which were identical to the purchases made by all other private investors who purchased Preferred Stock. Regina W. Anderson, our Chairman and Chief Executive Officer, personally guaranteed the loan we secured from Bank of America, N.A., in the amount of $508,000, to purchase our office building in July 2006as well as the $250,000 line of credit. Mr. Slowgrove, a director, acted as a consultant to the Company for portions of fiscal 2008, at a total compensation to him of approximately $6,250.

Director Independence.

We have determined that the following directors are independent within applicable Nasdaq rules: Messrs. Wallack, Suggs, Crane, Slowgrove and Foley. We considered the fact that Mr. Slowgrove acted as a consultant to the Company for portions of fiscal 2008, at a total compensation to him of approximately $6,250. Regina, James and Justice Anderson are not independent as they are executive officers of the Company and its subsidiaries. Accordingly, our Board of Directors is composed of a majority of independent directors. Our Compensation Committee and Audit

Committee are composed entirely of independent directors pursuant to applicable Nasdaq rules. In addition, Mr. Foley, also meets the definition of independence under SEC Rule 10A-3.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees. In fiscal 2008, the Company paid to its independent accountants $32,629 in fees related directly to the audit and review of the Company's financial statements. In fiscal 2007, the Company paid to its independent accountants $34,749 in fees related directly to the audit and review of the Company's financial statements.

Audit-Related Fees. The Company's independent accountants performed no other audit-related services for the Company during fiscal 2007 and 2008, other than the audit services described above.

Tax Fees: In fiscal 2008, the Company paid to its independent accountants $2,490 in fees related directly to tax preparations. In fiscal 2007, the Company paid to its independent accountants $1,350 in fees related directly to tax preparations.

All Other Fees: The Company's independent accountants performed no other services for the Company during fiscal 2007 and 2008, other than the audit and tax services described above.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

1. The financial statements filed herewith are listed in the Index to Financial Statements included in Item 7.

Exhibit No.	Document
* 3.1	Articles of Incorporation
+ 3.1.1	Articles of Amendment to Articles of Incorporation
* 3.2	Bylaws
+ 4.1	Designation of Series A Preferred Stock
# 10.1	1998 Omnibus Stock Option Plan
- 10.1	Office Lease dated September 23, 2003
/ 10.2	Promissory Note dated July 21, 2006
/ 10.3	Mortgage dated July 21, 2006
+ 10.4	Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under.
o 10.5	Agreement and Plan of Exchange, dated January 31, 1996, by and between

	the Company and Amerx.
++14.1	Code of Ethics for Senior Financial Officers.
x 31.1	Certification of Regina W. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)
x 31.2	Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)
x 32.1	Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section906 of the Sarbanes-Oxley Act Of 2002
*	Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No.33-13273.
+	Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995.
o	Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996.
#	Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998.
/	Incorporated by reference to the Company's Form 8-K filed on or about August 8, 2006
-	Incorporated by reference to the Company's Form 10-QSB for the period ending September 30, 2003
++	Incorporated by reference to the Company's Schedule 14A filed on or about October 15, 2004
x	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

PROCYON CORPORATION

By: /s/ Regina W. Anderson
Regina W. Anderson, Chief Executive Officer

Date: September 5, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Signature	Title	Date
/s/ Regina W. Anderson Regina W. Anderson	Chief Executive Officer, President	September 9, 2008
/s/ James B. Anderson James B. Anderson	Chief Financial Officer, President (Sirius) and Director	September 9, 2008
/s/ Justice W. Anderson Justice W. Anderson	President (Amerx) and Director	September 9, 2008
/s/ Alan B. Crane Alan B. Crane	Director	September 9, 2008
/s/ Michael T. Foley Michael T. Foley	Director	September 9, 2008
/s/ Jeffery S. Slowgrove Jeffery S. Slowgrove	Director	September 9, 2008
/s/ Fred W. Suggs, Jr. Fred W. Suggs, Jr.	Director	September 9, 2008
/s/ Chester L. Wallack Chester L. Wallack	Director	September 9, 2008

EXHIBIT INDEX

Exhibit No.	Document	Item No.
* 3.1	Articles of Incorporation	3
+ 3.1.1	Articles of Amendment to Articles of Incorporation	3
* 3.2	Bylaws	3
+ 4.1	Designation of Series A Preferred Stock	4
# 10.1	1998 Omnibus Stock Option Plan	
- 10.1	Office Lease dated September 23, 2003	
/ 10.2	Promissory Note dated July 21, 2006	
/ 10.3	Mortgage dated July 21, 2006	
+ 10.4	Loan and Security Agreement, dated as of January 1, 1995, by and between the Company and Amerx Health Care Corp., including Promissory Notes issued there under.	10
o 10.5	Agreement and Plan of Exchange, dated January 31, 1996, by and between the Company and Amerx.	

++14.1	Code of Ethics for Senior Financial Officers.	
x 31.1	Certification of Regina W. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)	31
x 31.2	Certification of James B. Anderson pursuant to Exchange Act Rule 13a-14(a)/15d-14(a)	31
x 32.1	Certification Pursuant to 18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002	32

* Incorporated by reference to the Company's Registration Statement on Form S-1, S.E.C. File No. 33-13273.
+ Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended June 30, 1995.

o Incorporated by reference to the Company's Form 8-K filed on or about February 2, 1996.
Incorporated by reference to the Company's Schedule 14A filed on or about November 17, 1998.
/ Incorporated by reference to the Company's Form 8-K filed on or about August 8, 2006.
- Incorporated by reference to the Company's Form 10-QSB for the period ending September 30, 2003
++ Incorporated by reference to the Company's Schedule 14A filed on or about October 15, 2004
x Filed herewith.

Exhibit 31.1
CERTIFICATION

I, Regina W. Anderson, the Chief Executive Officer of Procyon Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Procyon Corporation;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 5, 2008

/s/ Regina W. Anderson
Regina W. Anderson
Chief Executive Officer

Exhibit 31.2
CERTIFICATION

I, James B. Anderson, the Chief Financial Officer of Procyon Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Procyon Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances

under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 5, 2008

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to18 U.S.C. § 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Procyon Corporation (the "Company") on Form 10-K for the year ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, the undersigned Chief Executive Officer and Chief Financial Officer of the Company, do certify, to our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: September 5, 2008

/s/ Regina W. Anderson
Regina W. Anderson
Chief Executive Officer

/s/ James B. Anderson
James B. Anderson
Chief Financial Officer

PROCYON CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2008 and 2007

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Procyon Corporation and Subsidiaries
Clearwater, Florida

We have audited the accompanying consolidated balance sheets of Procyon Corporation and Subsidiaries as of June 30, 2008 and 2007 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Procyon Corporation and Subsidiaries as of June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ferlita, Walsh & Gonzalez, P.A.
FERLITA, WALSH & GONZALEZ, P.A.
Certified Public Accountants
Tampa, Florida

August 26, 2008

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2008 and 2007

ASSETS	2008	2007
CURRENT ASSETS		
Cash	$ 278,878	$ 422,876
Certificates of Deposit	239,698	-
Accounts Receivable, less allowance of $2,500 for doubtful accounts	171,494	224,460
Inventories	184,158	133,892
Prepaid expenses	173,490	129,476
Deferred Tax Asset	132,484	169,758
TOTAL CURRENT ASSETS	1,180,202	1,080,462
PROPERTY AND EQUIPMENT, NET	555,229	589,141
OTHER ASSETS		
Deposits	1,513	1,515
Deferred Tax Asset	942,738	231,274
	944,251	232,789
TOTAL ASSETS	$ 2,679,682	$ 1,902,392

LIABILITIES AND STOCKHOLDERS' EQUITY	2008	2007
CURRENT LIABILITIES		
Accounts Payable	$ 105,314	$ 108,076
Accrued expenses	118,747	111,316
Current Portion of Mortgage Payable	22,790	21,201
TOTAL CURRENT LIABILITIES	246,851	240,593
LONG TERM LIABILITIES		
Mortgage Payable	447,042	469,191
TOTAL LONG TERM LIABILITIES	447,042	469,191
STOCKHOLDERS' EQUITY		
Preferred stock, 496,000,000 shares authorized, none issued.	-	-
Series A Cumulative Convertible Preferred stock, no par value; 4,000,000 shares authorized; 199,100 and 203,900 shares issued and outstanding, respectively.	154,950	159,750
Common stock, no par value, 80,000,000 shares authorized; 8,052,388 and 8,047,588 shares issued and outstanding, respectively.	4,416,676	4,411,876
Paid-in Capital	6,000	6,000
Accumulated deficit	(2,591,837)	(3,385,018)
TOTAL STOCKHOLDERS' EQUITY	1,985,789	1,192,608
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,679,682	$ 1,902,392

The accompanying notes are an integral part of these financial statements

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended June 30, 2008 and 2007

	2008	2007
NET SALES	$ 2,562,704	$ 2,536,577
COST OF SALES	630,463	600,175
GROSS PROFIT	1,932,241	1,936,402
OPERATING EXPENSES		
Salaries and Benefits	951,013	841,540
Selling , General and Administrative	840,750	851,070
	1,791,763	1,692,610
INCOME FROM OPERATIONS	140,478	243,792
OTHER INCOME (EXPENSE)		
Interest Expense	(35,704)	(34,614)
Interest Income	14,239	12,059
Other Income (Expense)	(23)	293
	(21,488)	(22,262)
INCOME BEFORE INCOME TAXES	118,990	221,530
INCOME TAX BENEFIT (EXPENSE)	674,191	276,850
NET INCOME	793,181	498,380
Dividend requirements on preferred stock	(15,110)	(19,490)
Basic net income available to common shares	$ 778,071	$ 478,890
Basic net income per common share	$ 0.10	$ 0.06
Weighted average number of common shares outstanding	8,053,719	8,049,832
Diluted net income per common share	$ 0.09	$ 0.06
Weighted average number of common shares outstanding, diluted	8,426,193	8,359,977

The accompanying notes are an integral part of these financial statements.

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended June 30, 2008 and 2007

	Preferred Stock		Common Stock		Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2006	204,900	$ 160,750	8,046,588	$ 4,410,876	$ 6,000	$ (3,883,398)	$ 694,228
Conversion of preferred stock to common stock	(1,000)	(1,000)	1,000	1,000	-	-	-
Net Income	-	-	-	-		498,380	498,380
Balance, June 30, 2007	203,900	$ 159,750	8,047,588	$ 4,411,876	$ 6,000	$ (3,385,018)	$ 1,192,608
Conversion of preferred stock to common stock	(4,800)	(4,800)	4,800	4,800	-	-	-
Net income	-	-	-	-	-	793,181	793,181
Balance, June 30, 2008	199,100	$ 154,950	8,052,388	$ 4,416,676	$ 6,000	$ (2,591,837)	$ 1,985,789

The accompanying notes are an integral part of these financial statements.

PROCYON CORPORATION & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 793,181	$ 498,380
Adjustments to reconcile net income to net cash used in operating activities:		
Loss on disposal of property and equipment	23	-
Depreciation	35,800	36,207
Deferred Income Taxes	(674,191)	(276,850)
Decrease (increase) in:		
Accounts receivable	52,966	(78,014)
Inventory	(50,266)	16,973
Prepaid expenses	(44,014)	(8,960)
Other assets	-	7,235
Increase (decrease) in:		
Accounts payable	(2,762)	(17,572)
Accrued expenses	7,434	29,096
NET CASH PROVIDED BY OPERATING ACTIVITIES	118,171	206,495
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Certificates of Deposit	(239,698)	-
Purchase of property & equipment	(1,911)	(54,388)
NET CASH USED BY INVESTING ACTIVITIES	(241,609)	(54,388)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on Mortgage Payable	(20,560)	(17,608)
NET CASH USED BY FINANCING ACTIVITIES	(20,560)	(17,608)
NET CHANGE IN CASH	(143,998)	134,499
CASH AT BEGINNING OF PERIOD	422,876	288,377
CASH AT END OF PERIOD	$ 278,878	$ 422,876
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$ 35,461	$ 33,765
Taxes Paid	$ -	$ -
NONCASH TRANSACTION DISCLOSURE:		
Conversion of Series A cumulative convertible preferred stock to common stock	$ 4,800	$ 1,000
Purchase of Office Building Financed by Mortgage	$ -	$ 508,000

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Procyon Corporation has two wholly-owned subsidiaries, Amerx Health Care Corp. (Amerx) and Sirius Medical Supply, Inc. (Sirius). Amerx manufactures and markets wound and skin care products primarily in the United States whereas Sirius markets diabetic supplies primarily to Medicare patients in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Procyon Corporation and its wholly-owned subsidiaries, Amerx and Sirius. All material inter-company accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition, corrected copy," which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and, (4) collectibility is reasonably assured.

The Company recognizes revenue related to product sales to customers who have placed orders upon shipment of such orders, provided that risk of loss has passed to the customer and the Company has received and verified any written documentation required to bill Medicare, other third-party payers, and customers. The Company records revenue at the amounts expected to be collected from Medicare, other third-party payers, and directly from customers. Revenue recognition is delayed for product shipments for which the Company has not yet received the required written forms, until the period in which those documents are collected and verified.

Revenue related to Medicare reimbursement is calculated based on government-determined reimbursement prices for Medicare-covered items. The reimbursements that Medicare pays the Company are subject to review by appropriate government regulators. Medicare reimburses at 80% of the government-determined reimbursement prices for reimbursable supplies, and the Company bills the remaining balance to either third-party payers or directly to customers.

Accounts Receivable and Concentration of Credit Risk

Amerx grants credit to customers, most of whom are national pharmaceutical distributors, drug stores nationwide and physicians. Amerx wholesales its products to national pharmaceutical distributors and drug stores at a sales term of 2/10, net 30. Amerx has a written return policy with its customers. Each return request is reviewed by management for approval. Sales to physicians are at contracted rates and standard payment term is 2/10 net 30 days.

Sirius grants credit to patients who are eligible for Medicare coverage. Sales are at standard payment term of 30 days.

Accounts receivable are generally due from Medicare, private insurance companies, and customers. The collection process is time consuming, complex and typically involves the submission of claims to multiple payers whose payment of claims may be contingent upon the payment of another payer. In accordance with applicable regulatory requirements, the Company makes reasonable and appropriate efforts to collect accounts receivable, including deductible and copayment amounts, in a consistent manner for all payer classes. The valuation of accounts receivable is based upon the credit-worthiness of customers and third-party payers as well as historical collection experience. Estimating the credit worthiness of customers and recoverability of customer accounts requires us to exercise considerable judgment. Allowances for doubtful accounts are recorded as a selling, general and administrative expense for estimated amounts expected to be uncollectible from third-party payers and customers. The Company bases its estimates on its historical collection and write-off experience, current trends, credit policy, and on analysis of accounts receivable by aging category. As of June 30, 2008, accounts receivable allowance was $2,500, or approximately 1% of gross accounts receivable.

Inventories

Inventories are valued at the lower of average cost or market determined by the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over their estimated useful lives. Leased equipment is recorded at it's fair market value at the beginning of the lease term and is depreciated over the life of the equipment. Depreciation on leased equipment is included in depreciation expense.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, the Company considers cash-on-hand, demand deposits in banks and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintained its cash in three financial institutions. The Federal Deposit Insurance Corporation insures up to $100,000 per legal entity per financial institution. At June 30, 2008, our uninsured cash balance was approximately $79,000.

Shipping and Handling Costs

Shipping and handling costs incurred were approximately $78,000 and $81,000 for the years ended June 30, 2008, and 2007, respectively, and were included in selling, general and administrative expenses.

Advertising and Marketing

The company records advertising and marketing expenses in the periods in which they are incurred. During the years ended June 30, 2008 and 2007, approximately $397,000 and $311,000, of advertising and marketing costs were included in selling, general and administrative expenses for each respective year.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company adopted Financial Standards Board Interpretation No. 48, Accounting for Income Taxes ("FIN 48"), an interpretation of SFAS 109, on January 1, 2007.

Net Income Per Share

The Company computes net income per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per shares (EPS) on the face of the income statement. Basic EPS is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, deposits, inventory, accounts payable, accrued expenses and notes payable approximate fair value.

Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Stock Based Compensation

In December 1998, the Company adopted a 1998 Omnibus Stock Option Plan that provides for the granting of equity-based incentive and other awards to employees and directors of the Company, its subsidiaries and selected consultants. The Plan is administered by the Compensation Committee of the Board of Directors. Any employee, directors who are not employees of the Corporation or a subsidiary, and consultants who are not employees or directors of the Corporation are eligible to participate in the Plan. The maximum number of shares of common stock issuable on exercise of options or other awards granted under the Plan is 1,000,000. Non-qualified options granted must have an exercise price not less than 85% (100% as amended, effective for options granted December 31, 2007) of the fair market value of the underlying shares of common stock. Incentive options must have an exercise price not less than 100% of the fair market value of the underlying shares of common stock. The term of the options cannot be more than ten years. Awards may be granted in the form of restricted stock. Awards can also be granted in the form of stock appreciation rights. A stock appreciation right entitles the participant to receive from the Company an amount equal to the positive difference between the fair market value of common stock on the date of exercise of the stock appreciation right and the grant price. No stock appreciation rights have been issued to date.

Additional information with respect to the Plan's stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at June 30, 2006	300,000	$0.20
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding at June 30, 2007	300,000	$0.20
Granted	-	-

Exercised	-	-
Expired	-	-
Outstanding at June 30, 2008	300,000	$0.20
Options exercisable at June 30, 2007	300,000	$0.20
Options exercisable at June 30, 2008	300,000	$0.20

The following table summarizes information about stock options outstanding at June 30, 2008:

		Stock Options Outstanding	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price
$0.15 - $0.20	65,000	2.39	$0.16
$0.20 - $0.25	235,000	1.51	$0.21
	300,000	1.70	$0.20

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) ("SFAS 123R"), "Share-Based Payment". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based upon their fair values and rescinds the acceptance of pro forma disclosure. SFAS 123R permits two methods of adoption, a "modified prospective" method and a "modified retrospective" method. Under the modified prospective method, stock-based compensation cost is recognized, beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after the effective date and for all awards granted prior to the effective date that remain unvested on the effective date. The modified retrospective method includes the requirements of the modified prospective method and also permits restatement of prior periods based on amounts previously reported in pro forma disclosures pursuant to SFAS 123 for either all periods presented or for only prior interim periods of the year of adoption. We adopted the modified prospective method prescribed in SFAS 123R, effective January 1, 2006.

On June 30, 2008, there were outstanding options to purchase 300,000 shares of our common stock at exercise prices ranging from $0.16 to $0.21 per share and expiration dates between December 2009 and November 2010. These options were vested at the time of grant. During the year ended June 30, 2008, no options were granted. Therefore, the adoption of SFAS 123R does not have an impact on the statement of operations for period ending June 30, 2008.

The fair value of a stock option is determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the life of the option.

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. Our options do not have the characteristics of traded options, therefore, the option valuation models do not necessarily provide a reliable measure of the fair value of our options.

There were no options granted during fiscal years ended June 30, 2008 and 2007. Had there been options issued during the fiscal years ended June 30, 2008 and 2007, the fair value of the options would have been determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected dividend payments, and the risk-free interest rate over the life of the option.

Equity instruments issued to non-employees in exchange for goods, fees and services are accounted for under the fair value-based method of SFAS No. 123(R).

NOTE B - INVENTORIES

Inventories consisted of the following:

	June 30, 2008	June 30, 2007
Finished Goods	$ 109,561	$ 36,509
Raw Materials	74,597	97,383
	$ 184,158	$ 133,892

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

As of June 30, 2008	Owned	Capitalized Leases	Total
Office Equipment	$ 83,426	$ 26,928	$ 110,354
Furniture and Fixtures	20,726		20,726
Software	19,471		19,471
Leasehold improvements	13,587		13,587
Production Equipment	34,118		34,118
Building	474,168		474,168
Land	64,547		64,547

	Owned	Capitalized Leases	Total
	710,043	26,928	736,971
Less accumulated depreciation	(154,975)	(26,767)	(181,742)
	$ 555,068	$ 161	$ 555,229

As of June 30, 2007	Owned	Capitalized Leases	Total
Office Equipment	$ 112,867	$ 26,928	$ 139,795
Furniture and Fixtures	20,726		20,726
Software	19,471		19,471
Leasehold Improvements	13,589		13,589
Production Equipment	34,436		34,436
Building	474,168		474,168
Land	64,547		64,547
	739,804	26,928	766,732
Less accumulated depreciation	(151,448)	(26,143)	(177,591)
	$ 588,356	$ 785	$ 589,141

NOTE D - RELATED PARTY TRANSACTIONS

Mr. Slowgrove, a director, acted as a consultant to the Company for portions of fiscal 2008, was paid a total compensation to him of approximately $6,250. As compared to fiscal 2007 when Mr. Slowgrove was paid a total compensation of approximately $27,500. Our Chief Executive Officer, Regina W. Anderson, guaranteed a loan to us in the amount of $508,000, issued in connection with our purchase of our office building in July 2006, as well as the $250,000 line of credit.

NOTE E - MORTGAGE PAYABLE

On July 21, 2006, we entered into a mortgage loan, guaranteed by our C.E.O. Regina W. Anderson, for $508,000 with the Bank of America for the purchase of our corporate office building. The mortgage loan is due in 15 years and interest is fixed at 7.25%. Interest expense was $ 35,599 for the fiscal year end June 30, 2008.

Maturities of long-term debt associated with the mortgage payable are as follows:

Year Ending June 30,		
2009	$	22,790
2010		24,498
2011		26,335
2012		28,309
2013		30,431
2014 and thereafter		337,469
		469,832
Less current portion		22,790
	$	447,042

NOTE F - LINE OF CREDIT

The Company has a $250,000, due-on-demand line of credit with a financial institution, collateralized by the Company's inventory of $184,158 and accounts receivable assets of $171,494. The line of credit is renewable annually in April. The C.E.O. of the Company personally guaranteed the line of credit to the Company. At June 30, 2008, the Company owed $0 on the line of credit. Interest expense for the years ended June 30, 2008 was $0. The line of credit extends terms of cash advances at a variable rate set equal to the banks prime rate at the time of advance. The interest rate can fluctuate according to the banks changes in its published prime rate.

NOTE G - COMMITMENTS AND CONTINGENCIES

Leases

In September 2003, the Company entered into a lease for office space for a term of three years. Monthly rent was approximately $4,100 plus sales tax. The Company purchased the building and its property on July 21, 2006. Rent expense for the years ended June 30, 2008 and 2007 were approximately $0 and $2,546, respectively.

In addition, the Company also leases certain equipment under various operating leases expiring through year 2011. The minimum lease payments due under the equipment lease agreements for fiscal years ended June 30 is as follow:

2009	$	11,458
2010		11,458
2011		9,447
	$	32,363

NOTE H - STOCKHOLDERS' EQUITY

During January 1995, the Company's Board of Directors authorized the issuance of up to 4,000,000 shares of Series A Cumulative Convertible Preferred Stock. The preferred stockholders are entitled to receive, if declared by the board of directors, quarterly dividends at an annual rate of $.10 per share of Series A Cumulative Convertible Preferred Stock per annum. Dividends accrue without interest and are cumulative from the date of issuance of the Series A Cumulative Convertible Preferred Stock and are payable quarterly in arrears in cash or publicly traded common stock when and if declared by the board of directors. As of June 30, 2008, no dividends have been declared. Dividends in arrears on the outstanding preferred shares total $221,461 or approximately $1.11 per share as of June 30, 2008. The preferred stockholders have the right to convert each share of Series A Cumulative Convertible Preferred Stock into one share of the Company's common stock at any time without additional consideration. Each share of Series A Cumulative Convertible Preferred Stock is subject to mandatory conversion into one share of common stock of the Company, effective as of the close of a public offering of the Company's common stock provided, however, that the offering must provide a minimum of $1 million in gross proceeds to the Company and the initial offering price of such common stock must be at least $1 per share. In addition to the rights described above, the holders of the Series A Cumulative Convertible Preferred Stock have voting rights equal to the common stockholders based upon the number of shares of common stock into which the Series A Cumulative Convertible Preferred Stock is convertible. The Company is obligated to reserve an adequate number of shares of its common stock to satisfy the conversion of all of the outstanding Series A Cumulative Convertible Preferred stock.

NOTE I - EARNINGS PER SHARE

As required by FASB Statement No. 128, the following table sets forth the computation of basic and diluted earnings per share:

	Years Ended June 30,	
	2008	2007
Numerator:		
Net income	$ 793,181	$ 498,380
Adjustment for basic earnings per share:		
Dividend requirements on preferred stock	(15,110)	(19,490)
Numerator for basic earnings per share-		
Net income available to common stockholders	$ 778,071	$ 478,890
Effect of dilutive securities:		
Numerator for diluted earnings per share-		
Net income available to common stockholder	$ 778,071	$ 478,890
Denominator:		
Denominator for basic earnings per share-		
Weighted-average common shares	8,053,719	8,049,832
Effect of dilutive securities:		
Stock options	171,705	105,489
Dilutive potential common shares	200,769	204,656
Denominator for dilutive earnings per share-		
Adjusted weighted-average shares and assumed conversions	8,426,193	8,359,977
Basic income per share	$ 0.10	$ 0.06
Diluted income per share	$ 0.09	$ 0.06

NOTE J - INCOME TAXES AND AVAILABLE CARRYFORWARD

As of June 30, 2008, the Company had consolidated income tax net operating loss ("NOL") carryforward for federal income tax purposes of approximately $2,873,000. The NOL will expire in various years ending through the year 2023.The utilization of certain of the loss carryforwards are limited under Section 382 of the Internal Revenue Code.

The components of the provision for income taxes (benefits) are attributable to continuing operations as follows:

	2008	2007
Current		
Federal	$ -	$ -
State	-	-
Deferred		
Federal	(575,651)	(236,386)
State	(98,540)	(40,464)
	$ (674,191)	$ (276,850)

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Current	Non-Current
Deferred tax assets:		
NOL and contribution carryforwards	$ 131,543	$ 951,918
Allowance for doubtful accounts	941	-
	132,484	951,918
Deferred tax (liabilities):		
Excess of tax over book depreciation	-	(9,180)
	132,484	942,738
Net deferred tax asset (liability)	$ 132,484	$ 942,738

The change in the valuation allowance is as follow:

June 30, 2007	$ 737,284
June 30, 2008	-
Decrease in valuation allowance	$ (737,284)

The decrease in the valuation allowance is due to an increase in the expected utilization of net operating loss carryforwards. Management believes it is more likely than not that it will realize the benefit of the NOL carryforward, because of its continuing trend of earnings. Therefore, a valuation allowance is not considered necessary.

Income taxes for the years ended June 30, 2008 and 2007 differ from the amounts computed by applying the effective income tax rates of 37.63% and 37.63%, respectively, to income before income taxes as a result of the following:

	2008	2007
Expected provision at US statutory rate	$ 40,465	$ 75,320
State income tax net of federal benefit	4,320	8,042
Nondeductibles	4,372	3,540
Change in estimates in available NOL carryforwards	13,936	272,013
Change in valuation allowance	(737,284)	(635,765)
Income tax expense / (benefit)	$(674,191)	$(276,850)

The Companies tax years 2004 through 2007 remain open to examination by taxing jurisdictions.

NOTE K - CONCENTRATION OF SUPPLY RISK

The Company's manufacturing and packaging activities are performed at a production facility owned and operated by a non-affiliated pharmaceutical manufacturer. At the present time, the manufacturer is the major source of the Company's wound care products. The sudden loss or failure of this manufacturer could significantly impair Amerx's ability to fulfill customer orders on a short-term basis and therefore, could materially and adversely affect the Company's operations. However, the Company has maintained a long-term relationship with this manufacturer and does not expect a discontinuance of its wound care products from the manufacturer in the near term.

During the year, Sirius purchased approximately 86% and 12% of its diabetic supplies from two non-affiliated suppliers. Sirius does not anticipate supply from these vendors will be lost in the near future. Sirius has a good long term working relationship with these vendors. In the event of loss of these suppliers, Sirius could still purchase such products from other suppliers in the industry.

NOTE L - MAJOR CUSTOMERS

During the year ended June 30, 2008, sales from one customer accounted for approximately 11% of Amerx's sales. The loss of this single customer would have a material adverse effect on our financial condition or the results of our operations. During the year ended June 30, 2007, one customer accounted for 12% of Amerx's sales. Amerx's customer base has become more diversified compared to previous fiscal years.

NOTE M - SEGMENT INFORMATION

The Company operates in the following two business segments:

1. Sale of skin and wound care products - Amerx operates in the skin and wound care products segment. The marketing of these products is targeted primarily to diabetic patients who have difficulties providing proper care and treatment of wounds due to their diabetic condition and physicians who recommend the products to their patients.

2. Sale of diabetic supplies - Sirius provides meters, test strips, monitors, syringes, etc. primarily to diabetic patients. The Company is then reimbursed by Medicare and/or patients' secondary insurance.

Each separately managed segment offers different products requiring different marketing and distribution strategies. Segments Information

	June 30,	Wound Care Products	Diabetic Products	Other	Consolidated
Revenues	2008	$2,254,820	$307,884	$ -	$2,562,704
	2007	2,244,314	292,263	-	2,536,577
Gross Profit	2008	1,803,823	128,418	-	1,932,241
	2007	1,805,827	130,574	-	1,936,402
Identifiable Assets	2008	624,682	192,844	1,862,156	2,679,682
	2007	572,358	169,407	1,160,627	1,902,392
Property and Equipment Additions	2008	1,260	-	650	1,910
	2007	4,200	-	558,186	562,386
Depreciation	2008	9,706	538	25,556	35,800
	2007	11,692	544	23,972	36,207

Geographical Information

The Company operates and sells its products to its customers primarily within the United States. All assets are located within the United States.

NOTE N - RESEARCH AND DEVELOPMENT

Amerx spent approximately $4,000 towards research and development efforts over the past fiscal year. These efforts were directed towards additional studies aimed at expanding existing markets.

NOTE O - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, which provides a framework in which the company selects principles used in the preparation of the financial statements that are presented in conformity with GAAP. The statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411. Management does not feel this pronouncement will have any material effect on the Company's financial reporting.